EXHIBIT 99.1

Osisko Development Intercepts 13.61 g/t Gold Over 4.15 Meters in Initial Infill Drilling at QR Mine Prospect, Cariboo Gold Project

MONTREAL, Feb. 03, 2025 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce drilling results from its 2024 initial exploration and historic data validation infill drill campaign at its Quesnel River Mine Prospect ("QR Mine Prospect") within the Company's wider 100%-owned Cariboo Gold Project ("Cariboo" or the "Project") located in central British Columbia ("BC"), Canada.

Chris Lodder, President, stated, "Today's infill results are promising and reinforce the prospectivity of the historic QR mine area, as well as several surrounding skarn and intrusion related gold targets. This limited drill program aimed to validate historical exploration data from work conducted by previous owners between the 1970s and 2000s, which lacked preserved drill core. A proposed follow-up targeted geophysical survey—combined with the existing data—will guide the next phase of exploration and target generation on the property."

DRILL ASSAY HIGHLIGHTS

This news release includes assays from thirteen (13) surface infill diamond drill ("DD") holes totaling approximately 1,732 meters completed in 2024 (see Table 1). Select assay highlights include:

  13.61 grams per tonne ("g/t") gold ("Au") over 4.15 meters ("m") in hole QRM-24-006, including
    31.90 g/t Au over 1.50 m
  5.98 g/t Au over 11.40 m in hole QRM-24-010
  4.27 g/t Au over 12.00 m in hole QRM-24-013
  14.10 g/t Au over 3.55 m in hole QRM-24-009, including
    18.55 g/t Au over 0.95 m

2024 EXPLORATION PROGRAM SUMMARY

  Historic Database. The Company is reviewing a historical drill database comprising over 130,000 meters of drilling in more than 1,300 drill holes. This extensive dataset is the product of exploration work competed by previous owners between the late 1970's and 2000's, and focused on several distinct localized zones of gold skarn mineralization, some of which were exploited through mining operations by previous owners. However, several drilling campaigns lack the necessary validation documentation by way of drill core data.
  The 2024 drill campaign was designed as an initial program to target areas of mineralization outlined by historic drill data, aiming to validate and confirm its accuracy.
    The intersected gold mineralization in the thirteen new holes appears to be consistent with the mineralization observed historically at the QR Mine (see Figure 5). Additionally, the mineralization is three dimensionally located adjacent to the mineralization noted in the historical data (see Figure 4).
    These results provide preliminary validation criteria for the potential use of the historic data for future exploration activities and target generation.

RECOMMENDATIONS & NEXT STEPS

  These encouraging results indicate the potential for local targeting using the historical drill data. Given the localized nature of historic drilling, there remains a possibility of yet undiscovered Au-rich zones within the area of the QR Mine Prospect.
  However, a blanket of quaternary till covers most of the area, posing a challenge in the available exploration strategies. In this context, geophysical techniques are expected to be a good resource to narrow the search area, given what is already known about historical mineralization.
  An existing aerial magnetic survey highlights the local magmatic intrusion (QR stock) as well as several other mag-high anomalies along a roughly NE-SW trend that could be a series of related intrusive bodies. The magnetic anomalies and their halos should be tested with induced polarization (IP) surveys. These could potentially define chargeability and resistivity anomalies that can be drill tested either within intrusive bodies if a porphyry deposit is present or in their halos similar to historical mineralization mined at the QR Mine. All available geochemical, geological, structural and remote sensing data will be used to help refine the geophysical targets.
  Once this information is refined it will help inform a systematic drill targeting program to test with multiple drill holes. It is recommended that samples should be analyzed for their multi-element geochemistry to aid with vectoring even in the absence of significant gold.

ABOUT QR MINE PROSPECT

The QR Mine Prospect property is located approximately 58 kilometers ("km") South-East from the city of Quesnel, accessible year-round, and approximately 111 km from the Cariboo Gold Project. It was previously operated by Kinross Gold Corp. from 1994 to 1998 mainly focusing on the Main and West Zone open pits and underground mining in the Midwest Zone. Due to the low gold price at the time, open pit and underground mining ceased in 1998 collectively producing a total of 118,004 ounces of gold (1.06 million tonnes at 4.1 g/t Au) over its mine life. In subsequent years, Cross Lake Minerals acquired the property in 2004 and conducted small scale open pit and underground operations.

The mineralization at the QR deposit is hosted by variably propylitic up to epidote-skarn-altered equivalents of a host volcanic and sedimentary rock sequence, which is spatially and temporally associated with an alteration halo around a diorite-monzonite intrusive body, known as the QR stock.

Figure 1: QR Mine Prospect – Regional Setting.

Figure 2: QR Mine Prospect – 2024 drill program overview.

Figure 3: QR Mine Prospect – Select drilling highlights.

Figure 4: QR Mine Prospect – Vertical Cross Section along QRM-24-010 ±5 m.

Figure 5: QR Mine Prospect – Photos of mineralization from the historic Kinross pit.

Table 1: Drill Hole Sample Length Weighted Assay Composites at QR Mine Prospect.

Hole ID		From (m)	To (m)	Length (m)	Au (g/t)
QRM-24-001	No Significant assays
QRM-24-002		64.00	65.00	1.00	3.41
QRM-24-003	No Significant assays
QRM-24-004		88.20	89.00	0.80	4.95
		91.40	92.00	0.60	6.65
QRM-24-005		34.00	34.75	0.75	4.68
		66.00	66.65	0.65	4.54
QRM-24-006		18.00	19.00	1.00	3.68
		25.85	30.00	4.15	13.61
	Including	25.85	27.00	1.15	5.41
	and	27.00	28.50	1.50	1.62
	and	28.50	30.00	1.50	31.90
QRM-24-007		10.00	11.50	1.50	8.01
QRM-24-008		11.90	13.00	1.10	6.20
		30.00	30.50	0.50	3.20
QRM-24-009		88.75	90.00	1.25	6.46
		170.00	174.00	4.00	3.62
	Including	170.00	171.05	1.05	5.92
	and	171.05	172.00	0.95	1.56
	and	172.00	173.00	1.00	3.09
	and	173.00	174.00	1.00	3.69
		183.00	186.55	3.55	14.10
	Including	183.00	184.00	1.00	6.65
	and	184.00	185.00	1.00	12.65
	and	185.00	185.95	0.95	18.55
	and	185.95	186.55	0.60	21.90
QRM-24-010		10.20	11.00	0.80	4.03
		89.00	100.40	11.40	5.98
	Including	89.00	90.00	1.00	10.10
	and	90.00	91.00	1.00	8.44
	and	91.00	92.00	1.00	10.60
	and	92.00	93.00	1.00	4.85
	and	93.00	94.00	1.00	4.56
	and	94.00	95.00	1.00	6.34
	and	95.00	95.90	0.90	2.37
	and	95.90	96.80	0.90	5.99
	and	96.80	98.00	1.20	1.71
	and	98.00	99.00	1.00	7.33
	and	99.00	100.40	1.40	4.57
		108.00	109.25	1.25	9.69
QRM-24-011		67.00	71.00	4.00	3.34
	Including	67.00	68.00	1.00	3.45
	and	68.00	69.50	1.50	4.22
	and	69.50	71.00	1.50	2.38
QRM-24-012	No Significant assays
QRM-24-013		12.50	14.90	2.40	6.79
	Including	12.50	13.10	0.60	12.95
	and	13.10	13.60	0.50	4.46
	and	13.60	14.25	0.65	3.26
	and	14.25	14.90	0.65	6.43
		46.45	47.00	0.55	12.55
		52.00	54.00	2.00	13.21
	Including	52.00	53.00	1.00	9.96
	and	53.00	54.00	1.00	16.45
		58.00	70.00	12.00	4.27
	Including	58.00	59.00	1.00	11.40
	and	59.00	60.50	1.50	4.07
	and	60.50	62.00	1.50	0.66
	and	62.00	63.50	1.50	5.64
	and	63.50	65.00	1.50	2.39
	and	65.00	66.00	1.00	0.26
	and	66.00	67.00	1.00	2.34
	and	67.00	68.00	1.00	5.94
	and	68.00	69.00	1.00	8.15
	and	69.00	70.00	1.00	4.06
		101.85	104.70	2.85	3.35
	Including	101.85	102.80	0.95	3.95
	and	102.80	103.75	0.95	2.36
	and	103.75	104.70	0.95	3.74

Note: All reported composite intervals are core length, true width is unknown at this time. Top cuts have not been applied to high grade assays.

Table 2: Drill Hole Locations and Orientations at QR Mine.

HOLE ID	EASTING	NORTHING	ELEV	DIP	AZI	DEPTH (M)
QRM-24-001	580708	5835964	1019	-83	158	158
QRM-24-002	580798	5835906	1033	-57	318	72
QRM-24-003	580798	5835905	1034	-63	325	72
QRM-24-004	580813	5835872	1028	-75	341	125
QRM-24-005	580979	5835795	1010	-58	35	101
QRM-24-006	580922	5836226	1059	-75	179	86
QRM-24-007	580965	5836229	1049	-60	176	80
QRM-24-008	581215	5836157	1062	-56	172	101
QRM-24-009	581328	5836239	1068	-55	28	293
QRM-24-010	581452	5836290	1065	-68	10	146
QRM-24-011	581504	5836257	1054	-69	18	170
QRM-24-012	581893	5836143	1013	-62	2	200
QRM-24-013	581613	5836250	1049	-50	11	128

Qualified Persons

The scientific and technical information contained in this news release has been reviewed and approved by Daniel Downton, P.Geo., Chief Resource Geologist of Osisko Development, a "qualified person" within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Quality Assurance (QA) – Quality Control (QC)

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently stored on site at a secured facility in Wells, British Columbia. Numbered security tags are applied to lab shipments for chain of custody requirements. Quality control (QC) samples are inserted at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QA/QC program was designed and approved by Lynda Bloom, P.Geo., of Analytical Solutions Ltd.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed, and 250 grams is pulverized. Analysis for gold is by 30g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 1,000 gram screen metallic fire assay. A selected number of samples are also analyzed using a 48 multi-elemental geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS).

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (together, "forward-looking statements"). These forward-looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications and limitations relating to the prospectivity of the historic QR mine area and surrounding gold targets; the ability of the Company to complete a follow-up targeted geophysical survey and the exploration success thereof (if any); the Company being construction and operation ready; unlocking Cariboo's potential for shareholders, Indigenous nations and other stakeholders; the job creation and long-term opportunities created for the community; the ability of the Company to complete the optimized feasibility study and the scope, results and timing of thereof; progress in respect of pre-construction activities at Cariboo including bulk sample and underground development work; category conversion; the timing and status of permitting; the future development and operations at the Cariboo Gold Project; the results of ongoing stakeholder engagement; the capital resources available to the Company; the ability of the Company to execute its planned activities, including as a result of its ability to seek additional funding; the ability of the Company to obtain future financing and the terms of such financing including a fully-funded solution for the Cariboo Gold Project; management's perceptions of historical trends, current conditions and expected future developments; the ability and timing for Cariboo to reach commercial production (if at all); sustainability and environmental impacts of operations at the Company's properties; the results (if any) of further exploration work to define and expand mineral resources; the ability of exploration work (including drilling) to accurately predict mineralization; the ability of the Company to expand mineral resources beyond current mineral resource estimates; the ability of the Company to complete its exploration and development objectives for its projects in the timing contemplated and within expected costs (if at all); the ability and timing for Cariboo to reach commercial production (if at all); the ability to adapt to changes in gold prices, estimates of costs, estimates of planned exploration and development expenditures; the ability of the Company to obtain further capital on reasonable terms; the profitability (if at all) of the Company's operations; as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Material assumptions also include, management's perceptions of historical trends, management's understanding of the permitting process and status thereof, the ability of exploration (including drilling and chip sampling assays, and face sampling) to accurately predict mineralization, budget constraints and access to capital on terms acceptable to the Company, current conditions and expected future developments, regulatory framework remaining defined and understood, results of further exploration work to define or expand any mineral resources, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to third-party approvals, including the issuance of permits by the government, capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at the Company's properties; the ability to continue current operations and exploration; regulatory framework and presence of laws and regulations that may impose restrictions on mining; the ability of exploration activities (including drill results and chip sampling, and face sampling results) to accurately predict mineralization; errors in management's geological modelling; the timing and ability of the Company to obtain required approvals and permits; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal and commodity prices; fluctuations in the currency markets; dilution; environmental risks; and community, non-governmental and governmental actions and the impact of stakeholder actions. Osisko Development is confident a robust consultation process was followed in relation to its received BC Mines Act and Environmental Management Act permits for the Cariboo Gold Project and continues to actively consult and engage with Indigenous nations and stakeholders. While any party may seek to have the decision related to the BC Mines Act and/or Environmental Management Act permits reviewed by the courts, the Company does not expect that such a review will impact its ability to proceed with the construction and operation of the Cariboo Gold Project in accordance with the approved BC Mines Act and Environmental Management Act permits. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2023 as well as the financial statements and MD&A for the year ended December 31, 2023, which have been filed on SEDAR+ (www.sedarplus.ca) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors facing the Company, its business and operations. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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